UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, February 1, 2017
Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information Communication – Agenda for the Extraordinary Shareholder Meeting

Dear Sirs:

The agenda for the Graña y Montero Extraordinary Shareholder Meeting is the following:
1.	Official position taken by the company facing Odebrecht’s corruption acts.
2.	Peruvian Southern Gas Pipeline - Next steps.
3.	Concession of Major Hydraulic Works of the Chavimochic Project Stage III.
4.	Action Plan:
• Financial
• Audit and Control
• Management Reinforcement
• Communications

1.	Official position taken by the company facing Odebrecht’s corruption acts
The Graña y Montero Group does not authorize, recommend or make irregular payments of any kind because these conducts disobey the values and principles that have guided our behavior for more than 83 years.
In the 6 projects we developed in partnership with Odebrecht throughout our history, we have never seen, experienced, witnessed, or participated in any irregular actions related to the projects. We could not imagine that there was a system specially designed to pay bribes.
By Odebrecht’s own statements to the United States Department of Justice, today we know that they had a parallel and secret organization led only by some of Odebrecht’s senior executives who engaged in bribing, with an encrypted communication system and parallel accounting. Obviously, they could not risk any partner finding out about this and reporting them.
It is important to note that Odebrecht neither is, nor has been, our main partner. From 2005 to 2014, period of investigation by the United States Department of Justice, the projects developed with Odebrecht accounted for less than 4% of the Group's total revenues. (Concessions + public works).
In the same period, 83% of the projects carried out by Graña y Montero were the product of contracts with the private sector.
Since Odebrecht arrived in Peru, of the 50 or 60 projects that it has had and of the more than 1,000 we have had, we have only developed 6 with them, of which only 1 is still valid and we have always been a minority partner.
Because of the way in which the consortiums were formed, we had no control over the decisions, or the actions taken outside the scope of our activities. The payments made by the consortiums did not require the authorization of Graña y Montero. Management (senior management, financial or logistics) was not occupied by our company’s executives and the election and payments to suppliers did not require the authorization of Graña y Montero.
In the 6 projects Odebrecht has always been the leading company.
Our main functions were associated with technical and field aspects such as the interferences solution, the relationship with unions and the selection of workers.

It is important to note that Graña y Montero has the most important database of workers in the country.
The banking institutions and multilateral agencies that accepted to finance the projects have always been first class, and their analysis to grant the loans reassured our decision to join these projects.
Odebrecht partnered up with us and with other Peruvian companies because the bidding documents required a Peruvian construction company to participate with a minimum share in the project, and due to our high capacity of implementation as the largest company in Peru and our reputation, that today is being damaged, we were a potential partner.
We have had more than 50 foreign partners throughout our history and this is the first time we have a problem of this type.
The Graña y Montero Group is listed on the Lima Stock Exchange since 1997 and is the only South American construction company to trade on the New York Stock Exchange since 2013, where we are subject to the most demanding international standards.
The United States Foreign Corrupt Practices Act (FCPA), to which we have voluntarily adhered to on the stock exchange, is very strict about compliance with anti-corruption and corporate governance policies.
For the last 22 years, the Group has had different tools to encourage ethical principles at all organizational levels, including the Ethics Charter, the Code of Conduct and the Anti-Corruption Policy.
In addition, the Group has an Ethical Channel (toll free number) that has received more than 211 cases and none has been related to corruption with public workers. An external and independent company administers this channel and an ethical committee evaluates the cases.
However, today we know that our efforts were not enough. Following the problem with Odebrecht, we are strengthening our policies and procedures for the selection of partners. We will be much more severe in our demands to integrate companies in the future.
Despite the critical situation, we are receiving very important lessons from this experience. We can assure you that we will not be in a situation like this again.
We will work hard so that our shareholders, employees, suppliers and society can continue to be proud of Graña y Montero as a Peruvian company.

2.	Peruvian Southern Gas Pipeline

A.	Preliminary Definitions:
The Concession is of the DFBOOT type (Design, Finance, Build, Own, Operate and Transfer), which implies that the concession granted is not limited to the operation of the Concession Assets, but it also includes activities such as design and construction of the infrastructure of the Concession.
The concession right does not arise from the project’s commercial operation, but from the contract’s closing date.
According to the definition of the term "Concession" in the Concession Agreement, it is clear that it includes not only the provision of the service, but also the design, financing and construction of the project.
"Concession: The administrative act, embodied in the Contract, whereby the Grantor grants the Concessionaire the right to design, finance, construct, supply goods and services, ownership of the Concession Assets, operation, operation of the assets of the concession, maintenance and transfer of the project at the end of the period of the concession to the Peruvian Government, in accordance with the terms of the Contract and the Applicable Laws"

In addition, clause 4.1 of the aforementioned Concession Agreement establishes that the term of the Concession is calculated from the contract’s closing date, so it is clear that the concession right does not arise from the project’s commercial operation but from the contract’s closing date (this occurred on July 23, 2014).
"The Closing Date is the day in which each and every one of the requirements indicated in clauses 6.1 and 6.2 of the Contract are fulfilled, and from which the Contract Term begins to be calculated in conformity with clause 4 of the Contract”.
We consider it is important to include the definition of the net book value of the assets of the concession, according to the Concession Agreement:
"The Net Book Value is the sum equivalent to the value of the Concession Assets in the currency of the contract, irrespective of how the construction and/ or acquisition of such assets would have been financed and including, but not limited to, all the accrued costs that are directly attributable to Concession Assets, less depreciation, less accumulated depreciation calculated using the straight-line method and accounting principles generally accepted in Peru. The Book Value will be calculated in accordance with what is established in clause 20 of the Contract”.

B.	Provision in the Results

Graña y Montero has taken the most conservative scenario in view of the closing of the Financial Statements, that is, the calculation is made with the assumption that the Net Book Value ("VCN"), is 72.25%.
The following table indicates that the company made contributions for US$ 241MM, has assumed the obligation to pay the proportional part of the guarantee of fulfillment of the concession, recently executed, as well as the proportional part of the bridge loan that the project had for US$ 129 MM.
According to the estimates of the contributions made, we will have a loss of US$ 21MM and both the amount of the letter of guarantee and the proportion of the bridge loan will be fully recovered. This makes the total recovery amount US$ 402MM, equivalent to 95% of all commitments by the company, under the most conservative scenario.
On the other hand, we have the accounting impacts. These are the write offs of the equity value that was being recorded in the financial statements in accordance with the accounting standards for US$ 20MM and the discount of the future accounts receivable of US$ 4MM, also based on accounting standards and, finally, the deferred income tax for the loss generated by US$ 7MM. This makes a total provision of US$ 38MM at the end of 2016.

The following table shows the company's results as of 2016 with and without the estimated effects resulting from the termination of the Peruvian Southern Gas Pipeline Concession contract, detailing in every line of the Income Statement each of the impacts. It is important to mention that the effects of this termination recorded in the financial statements at the end of 2016 are based on company estimates with the information that we have available to date and under the most conservative scenario, however, we must emphasize that these numbers could be subject to change in the future.

Financial Results	2015	2016 without GSP effects	Var %	2016 with GSP effects	Var %	GSP Effects Soles	GSP Effects US$
Revenues	7,832,433	6,055,287	-22.7%	6,055,287	-22.7%		
GROSS PROFIT	**702,805**	**639,584**	**-9.0%**	**639,584**	**-9.0%**		
General Expenses	(413,380)	(393,414)	-4.8%	(463,974)	12.2%	(70,560)	(21,000)
Other Operational Expenses	57,381	49,607	-13.5%	49,607	-13.5%		
Other Expenses	(94)	(703)	647.9%	(703)	647.9%		
Profit from sale of investments in subsidiaries	(8,289)	30,357	-466.2%	30,357	-466.2%		
OPERATIONAL INCOME	**338,423**	**325,431**	**-3.8%**	**254,871**	**-24.7%**		
Financial Expenses	(55,844)	(115,688)	107.2%	(129,128)	131.2%	(13,440)	(4,000)
Participation in Associates	17,603	65,851	274.1%	(1,349)	-107.7%	(67,200)	(20,000)
Exchange rate difference	(82,851)	(9,147)	-89.0%	(9,147)	-89.0%		
PRETAX INCOME	**217,331**	**266,447**	**22.6%**	**115,247**	**-47.0%**		
Taxes	(75,619)	(67,105)	-11.3%	(43,585)	-42.4%	23,520	7,000
Minority Interests	(53,558)	(63,057)	17.7%	(63,057)	17.7%		
NET INCOME	**88,154**	**136,285**	**54.6%**	**8,605**	**-90.2%**	**(127,680)**	**(38,000)**
EBITDA	**778,396**	**798,819**	**2.6%**	**647,619**	**-16.8%**	**(151,200)**	**(45,000)**

Financial Ratios	2015	2016 without GSP effects	2016 with GSP effects
Gross Margin	9.0%	10.6%	10.6%
Operating Margin	4.3%	5.4%	4.2%
Net Margin	1.1%	2.3%	0.1%
EBITDA Margin	9.9%	13.2%	10.7%
ROE	2.8%	4.2%	0.3%

C.	Next Steps

On January 24, the concessionaire Gasoducto Sur Peruano S.A., received Official Letter 145-2017-MEM-OGH from the Ministry of Energy and Mines declaring the termination of the concession due to the failure to comply with the financial closing.
Upon termination of the Concession due to the failure to comply with the financial closing, which is regulated in clause 6.7 of the Concession Agreement, (just as due to any reason for the termination of the concession), the Government must carry out an auction process (regulated in Clauses 20.4 to 20.9 of the Concession Agreement).
The funds raised in this auction process will be used to pay GSP the amount of its investment in the project. Said amount may not exceed 100% of the Net Book Value nor be less than 72.25% of the Net Book Value. If a successful bidder is not obtained after 12 months of the termination of the contract, GSP will be entitled to receive a value that will fluctuate between 100% and 72.25% of the Net Book Value.
The timeline shows the deadlines and events to come as part of this process:

VCN Audit firm. Responsible for the calculation of the VCN in case of termination. It is currently Deloitte.
Intervener. Responsible for the supervision of the concession between the termination and the transfer of the assets to the new concessionaire.
3.	Concession of Major Hydraulic Works of the Chavimochic Project Stage III

The aforementioned concession was awarded in 2013 and the contract was signed in May 2014 by (i) the Concessionaire Chavimochic S.A., composed of Graña y Montero (26.5%) and Odebrecht (73.5%) through its related companies; and, (ii) the Regional Government of the Department of La Libertad, representing the Peruvian Government. The purpose of the concession is the design, construction, operation and maintenance of the Major Hydraulic Works of the Chavimochic Project ("Concession Agreement").
The Concession Agreement contemplates the execution of the project in 2 Phases, with 2 construction contracts and separate financing.
The Works of the First Phase (Reference amount: US$ 373 MM including IGV), which mainly corresponds to the Palo Redondo Dam, are fully financed with the Government’s Cofinancing through quarterly disbursements, provided that the Concessionaire has complied with ending the works scheduled for that quarter. To date, approximately 70% of Palo Redondo Dam works have been executed and the concessionaire's valuations are pending for an approximate amount of US$ 17MM (of which US$ 4.5 corresponds to the company).
The Works of the Second Phase (Reference amount: US$ 341 MM including IGV) mainly refers to the works of Canal Madre in the Moche-Chicama-Urricape section, which has a length of approximately 130km. The financing of these works is exclusive responsibility of the Concessionaire with recovery of investments through the payment of compensation for investment. It should be mentioned that, for the beginning of construction works f the Second Phase, the Grantor must comply with the delivery of the lands, which has not been fulfilled to date.
It should be mentioned that our investment in the project - to date - amounts to approximately US$ 8.6MM, in addition, the Concessionaire has issued a Guarantee of Fulfilment for the amount of US$ 35.7MM (of which approximately US$ 9.5 MM correspond to Graña and Montero S.A.A).
4.	Action Plan

●	Financial

In line with the concession agreement, the payment of the net book value of the assets must be done in a year, however, foreseeing that this deadline could be extended, Graña y Montero S.A.A has decided to implement a divestment plan with the main objective of strengthening liquidity and that the companies that make up the Graña y Montero Group maintain the existing credit lines to continue their operations normally.
i.
US$ 150 MM structured to 5 years with a syndicate of banks led by Credit Suisse with which Graña y Montero S.A.A. has had discussions so that the terms and conditions of such credit are maintained as originally agreed.

ii.
US$ 129 MM corresponding to the corporate guarantee issued by Graña y Montero S.A.A. In relation to the Bridge Credit in favor of GSP to which will be applied a first payment of US$ 30 MM already agreed as part of the structuring of the balance.

iii.
US$ 52.5 million owed to Chubb Insurance Company, the issuer of the Guarantee of Fulfillment of the Concession Agreement with which it has taken the necessary actions in order to agree the terms for the payment of said debt.

●	Audit and Control

As a first action, at the Board of Directors of Graña y Montero held on January 9, 2017 and with the objective to ratify what we have claimed, that we have not participated in any of the corruption acts, we hired an independent audit firm, which will do a forensic review of the 5 projects in which we were or currently are in association with Odebrecht (IIRSA South, IIRSA North, Train platform, Chavimochic and Gasoducto Sur Peruano).

Furthermore, in the same Board of Directors, a plan that contemplates preventive immediate actions in relation to the FCPA standard and actions to continue strengthening our Anticorruption Compliance program in the medium term, was approved.

In relation to said plan, a law firm who is expert in the FCPA standard, who has been advising us on the elaboration and/or strengthening of internal preventive files for the 5 projects mentioned, was hired.

The process of evaluating risks, processes and controls in the organization was started, with an emphasis on identifying areas of improvement in our Compliance Program. In this context, interviews have already been conducted with senior managers and managers responsible for the key areas of the Group's main businesses, such as commercial, legal, logistics, accounting, internal auditing, social management, among others. This work is being led by our Compliance Officer, has the consultancy of an external study and the progress will be reported in a timely manner to the Audit and Processes Committee.
As of the second quarter of the year, with the completed risk update, FCPA policies, procedures and controls will be reviewed and strengthened. Special attention will be given to the procedures related to the evaluation of strategic partners, suppliers and third party intermediaries.
Some more in-depth training on the FCPA standard has been initiated and in the coming months a segmented training program will be implemented for Directors and senior managers, key areas by type of business, workers in general, suppliers and third party intermediaries.
●	Management Reinforcement

Considering the situation, the company’s management is being reinforced with managers who dedicate full-time to the contractual and financial matters that this situation has generated, avoiding the distraction of the ordinary operations of the Group’s companies.
●	Communications

The first measure adopted was to call a permanent Crisis Committee, according to the Crisis Communication Handbook, where we analyzed scenarios and made decisions.
We have hired an expert company in communications and crisis management, with whom we have worked on a communication plan during crisis that is currently being executed.
We are constantly monitoring traditional media and social networks, we do a daily analysis of publications that mention our brand, we analyze the main scenarios where we are being mentioned negatively and we work and update Q&A daily, prior gathering information in-house that confirms each response that we include in said Q&A; we worked on an institutional message and did some written media and face-to-face interviews.
In addition, communication with our shareholders, financial entities, customers, partners and, of course, our employees is crucial. We already have people in charge of these plans who are working simultaneously and delivering them our institutional message.
These actions make the position of the company clear and reduce the negative impacts on the brand.

Sincerely,

____________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: February 01, 2017